Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

September 18, 2006

Item 3  News Release

A press release was issued on September 18, 2006 in Toronto, Ontario and in Atlanta, Georgia and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On September 18, 2006, Georgia Gulf Corporation and the Company announced that approvals have been received pertaining to regulatory filings, including the Canadian Competition Act, Investment Canada and Hart-Scott-Rodino. Georgia Gulf Corporation's announced acquisition of the Company is currently anticipated to close October 3, 2006.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

September 21, 2006

SCHEDULE “A”

Georgia Gulf and Royal Group Announce Completion of All Regulatory Filings
Transaction Close Date Targeted for October 3

ATLANTA, GA, and TORONTO, Sept. 18 /CNW/ - Georgia Gulf Corporation (NYSE: GGC) and Royal Group Technologies Limited (TSX; NYSE: RYG) today announced that approvals have been received pertaining to regulatory filings, including the Canadian Competition Act, Investment Canada and Hart-Scott-Rodino. Georgia Gulf's announced acquisition of Royal Group Technologies is currently anticipated to close October 3, 2006.

On August 4, 2006, Royal Group's shareholders approved Georgia Gulf's proposal to acquire all of the outstanding shares of Royal Group for C$13.00 in cash per share, pursuant to an arrangement agreement that was publicly announced on June 9, 2006.

Georgia Gulf
_________

Georgia Gulf, headquartered in Atlanta, is a major manufacturer and marketer of two integrated product lines, chlorovinyls and aromatics. Georgia Gulf's chlorovinyls products include chlorine, caustic soda, vinyl chloride monomer and vinyl resins and compounds. Georgia Gulf's primary aromatic products include cumene, phenol and acetone.

This news release contains forward-looking statements subject to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's assumptions regarding business conditions, and actual results may be materially different. Risks and uncertainties inherent in these assumptions include, but are not limited to difficulties in integrating Royal Group's business, uncertainties as to timing of the transaction, uncertainties regarding timing of receipt of regulatory approvals, uncertainties relating to Royal Group's business and liabilities, uncertainties following completion of the acquisition regarding operating efficiencies and competitive conditions, future global economic conditions, economic conditions in the industries to which Georgia Gulf and Royal Group sell, industry production capacity, raw material and energy costs and other factors discussed in the Securities and Exchange Commission filings of Georgia Gulf Corporation, including our annual report on Form 10-K for the year ended December 31, 2005, and our subsequent reports on Form 10-Q.

Royal Group
_________

Royal Group is a leading producer of innovative, attractive, durable, and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The Company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome including, without limitation, the completion of the proposed plan of arrangement with Rome Acquisition Corp., a wholly-owned subsidiary of Georgia Gulf Corporation; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal Group's outstanding debt and current debt ratings; Royal Group's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal Group's credit facilities; changes in Royal Group's product mix; the growth rate of the markets into which Royal Group's products are sold; market acceptance and demand for Royal Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of September 18, 2006, and Royal Group disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Angie Tickle, Georgia Gulf Corporation, Investor Relations, (770) 395-4520; Mark Badger, Royal Group Technologies, Investor Relations, (905) 264-0701